Motorcar Parts of America, Inc.
2929 California Street
Torrance, CA 90503
(310) 212-7910
February 20, 2009
Ms. Kaitlin Tillan
Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-0306

Re:	Motorcar Parts of America, Inc. (the “Company”)
Form 10-K for the year ended March 31, 2008
Filed June 16, 2008
File No. 001-33861
Dear Ms. Tillan:
     Enclosed please find our responses to the comments regarding the above-referenced filing provided by you in a letter to us dated January 30, 2009. We have always taken our public filings seriously, and we appreciate the time your staff has taken on this review.
     All responses set forth below are keyed to the sequential numbering of your comments and to the headings used in your letter. Your comments are in bold type, and our responses and supplemental information are in regular type. All references to “future filings” in our responses refer to filings to be made by us after resolution of your comments.
Form 10-K for the Annual Period Ended March 31, 2008
1.	We note you have filed pursuant to Rule 424(b)(3) a number of prospectus supplements to your registration statement on Form S-1 File No. 333-144887. In the future, please ensure that where information individually or in the aggregate, represents a fundamental change in the information set forth in the registration statement you use a post-effective amendment as appropriate. Please see Section 10(a)(3) and Rule 408 of the Securities Act and Item G.9 of our Compliance & Disclosure Interpretations regarding Securities Act Forms, available at

http://www.sec.gov/interps/telephone/cftelinterps securitiesactforms.pdf, and Section V.B.3 of Release 33-8591 (July 19, 2005), available at http://www.sec.gov/rules/final/33-8591fr.pdf.

Ms. Kaitlin Tillan
February 20, 2009

Company Response:

In future filings, we will ensure that where information, individually or in the aggregate, represents a fundamental change in the information set forth in the registration statement we will use a post-effective amendment as appropriate.

2.	We note you do not appear to have held an annual meeting since November 29, 2005 or filed any proxy or information statements since that meeting. Please provide us with your analysis of how not doing so is consistent with your obligations under the terms of your by-laws, Section 602(b) of the New York Business Corporation Law and Rule 4350(e) of the NASDAQ Stock Market Rules. In future filings, please add appropriate risk factor disclosure regarding your lack of having an annual meeting, including your reasons for not having such a meeting and the potential impact on the company and on shareholders of not having such a meeting.

Company Response:

We have not held an annual meeting of shareholder since November 29, 2005 and have not filed any proxy or information statements since the filing of the proxy statement for our November 29, 2005 annual meeting of shareholders. On February 3, 2009, our board of directors designated March 18, 2009 as the date of our annual meeting of shareholders. A notice and proxy statement for our March 18, 2009 annual meeting of shareholders was mailed to our shareholders and filed with the Commission today.

Rule 4350(e) of the NASDAQ Stock Market Rules requires that each issuer listing common stock or voting preferred stock, and their equivalents, hold an annual meeting of shareholders within one year of the end of each fiscal year. IM-4350-8 (Shareholder Meetings) further explains that a new listed company that was not previously subject to a requirement to hold an annual meeting is required to hold its first annual meeting within one year after its first fiscal year-end following listing. (See also the Corporate Governance section of the Frequently Asked Questions posted on NASDAQ’s website). March 31, 2009 is one year after our first fiscal year-end following our listing on NASDAQ. Thus, our March 18, 2009 annual meeting of shareholders satisfies the requirements of Rule 4350(e).
Item 9A. Controls and Procedures, Page 38
Changes in Internal Control over Financial Reporting, page 38
3.	You disclose that “[m]anagement has remediated all items reported as material weaknesses and significant deficiencies from prior year’s annual report.” Please tell us and disclose in future filings, consistent with Item 308(c) of Regulation S-K, the nature of any change in your internal control over financial reporting that occurred during your last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

Ms. Kaitlin Tillan
February 20, 2009

Company Response:

As we reported in our Quarterly Report on Form 10-Q filed on February 9, 2009, there were no changes in our internal control over financial reporting that occurred during the fiscal quarter ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. We will disclose in future filings, consistent with Item 308(c) of Regulation S-K, the nature of any change in our internal control over financial reporting that occurred during our last fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
Compensation Discussion and Analysis, page 43
4.	We believe that investors will benefit from a more insightful analytical discussion of how you arrived at the particular levels and forms of compensation paid in 2008 and why you believe your compensation decisions are consistent with your overall compensation objectives and philosophies. Consistent with the requirements of Item 402(b) of Regulation S-K, please provide in future filings a complete qualitative and quantitative discussion linking your compensation objectives and policies with the actual amounts paid to your named executive officers. To assist you with the development of a more comprehensive Compensation Discussion and Analysis, please refer to the ample amount of publicly available guidance the Division of Corporation Finance has issued in this regard, most recently, Director White’s October 21, 2008 speech, entitled “Executive Compensation Disclosure: Observations on Year Two and a Look Forward to the Changing Landscape for 2009,” which is available at our website. In drafting future executive compensation disclosure, please consider providing a more complete description of your executive compensation practices in the additional following areas:
•	appropriate analysis and insight into how the Committee determined specific payouts of each element of executive compensation;

•	Mr. Joffe’s role in the setting of his own and the other named executive officers compensation;

•	benchmarking of the elements of your compensation program, including a discussion of specific companies you use to compare salary ranges; and

•	appropriate disclosure of the specific items of corporate performance that are taken into consideration in making compensation decisions and how specific forms of compensation are structured and implemented to reflect these performance items.

Ms. Kaitlin Tillan
February 20, 2009

Company Response:

In future filings, consistent with the requirements of Item 402(b) of Regulation S-K, we will provide a complete qualitative and quantitative discussion linking our compensation objectives and policies with the actual amounts paid to our named executive officers.

5.	In future filings, please replace vague disclosure with meaningful information that investors can use to evaluate the compensation program. For example, where you refer to “internal equity of salaries of individuals in comparable positions and markets,” “individual performance and contribution to our company” and “‘internal equity of salaries of individuals in comparable positions and markets” please disclose with specificity how you define those terms. Avoid the use of boilerplate disclosure in this section including your description of how compensation amounts are set by the committee. Instead, specifically describe how the company determined individual elements of compensation.

Company Response:

In future filings, we will: (i) replace any vague disclosure with meaningful information that investors can use to evaluate our compensation program; (ii) avoid the use of boilerplate disclosure; and (iii) specifically describe how we determined individual elements of compensation.

6.	In future filings, please clarify who is making the decisions on compensation, whether it is the full board, the compensation committee, Mr. Joffe or other third-parties. For example in the third paragraph on page 43 you state that “Mr. Joffe currently sets or negotiates the salary to be paid to our other officers and makes recommendations with respect to bonus and option grants to be provided to these other officers.” Please clarify who receives his recommendations, the committee or the whole board? Also, if he negotiates salary for the other named executive officers, does that mean the compensation committee is not involved in the process of setting those amounts? Where the CEO is involved in the process, please provide the disclosure required by Item 402(b)(2)(xv) of Regulation S-K and ensure that you have provided the disclosure required by Item 407(e)(4).

Company Response:

In future filings, we will clarify who is making the decisions on compensation, whether it is the full board, the compensation committee, Mr. Joffe or other third-parties, and where our CEO is involved in the process of negotiating the salary of other named executive officers, we will provide the disclosure required by Items 402(b)(2)(xv) and 407(e)(4) of Regulation S-K.

7.	In the discussion related to the determination of bonuses, we note you state “Mr. Joffe used the guidelines of an outside consultant.” In future filings, please identify the consultant and provide all information required by Item 407(e)(3)(iii) of Regulation S-K.

Ms. Kaitlin Tillan
February 20, 2009

Company Response:

In future filings, we will identify the consultant and provide all information required by Item 407(e)(3)(iii) of Regulation S-K.
Summary Compensation Table, page 46
8.	Please clarify in future filings the amount of Mr. Joffe’s base salary. For example, his Amended and Restated Employment Agreement filed as Exhibit 10.1 to the current report on Form 8-K filed on January 7, 2009 lists his base salary as being $500,000. However, the table here identifies it as being $524,000 and on page 50 you describe his base salary as being $542,000.

Company Response:

Mr. Joffe’s base salary is $500,000. The Summary Compensation Table on page 46 incorrectly included as base salary $24,000 of disability insurance premium payments, which amount should have been included in “All Other Compensation” in the Summary Compensation Table on page 46. The disclosure on page 50 incorrectly included as base salary $42,000 ($24,000 of disability insurance premium payments and $18,000 of automobile-related expenses). Our future filings will reflect these corrections.
Item 13. Certain Relationships and Related Transactions and Director Independence, page 59
9.	We note your disclosure regarding related person transactions that the Board of Directors, or a committee thereof, will '''review, approve and/or ratify such transactions as they arise.” In future filings, please expand your disclosure to more closely conform to the requirements of Item 404(b) of Regulation S-K. For example, include a discussion of whether your guidelines are in writing, the types of transactions that are covered by such policies and procedures, and the standards to be applied pursuant to such policies and procedures.

Company Response:

In future filings, we will expand our disclosure regarding related person transactions to more closely conform to the requirements of Item 404(b) of Regulation S-K.
Item 15. Exhibits, page 61
10.	We note 96% of your sales are to five customers and your disclosure on page 5 that “[a]ny meaningful reduction in the level of sales to any of these customers, deterioration of any customer’s financial condition or the loss of a customer could have a materially adverse impact upon us.” As such, it appears you should file agreements with these customers as exhibits pursuant to 601(10)(ii)(b). Please confirm that you will file these agreements in future filings or provide us with a detailed analysis of why you do not

Ms. Kaitlin Tillan
February 20, 2009

believe such agreements are required to be filed as exhibits. Also, it appears you have not filed your April 6, 2004 agreement with AutoZone Parts, Inc. rather you only have filed the addenda to the Vendor Agreement dated May 8, 2004, please clarify.

Company Response:
     We believe that our agreements with AutoZone are the only agreements with our top five customers that could be deemed to constitute “continuing contracts to sell the major part of ... [our] products” for purposes of Item 601(b)(10)(ii)(b). As we disclosed in our Annual Report on Form 10-K for the fiscal year ended March 31, 2008, sales to AutoZone, our largest customer, constituted 53% of our net sales in fiscal 2008. Because our net sales in fiscal 2008 to the other customers included in our top five customers in each case did not approach 50% of our net sales in fiscal 2008, in our view they are not contracts to sell the major part of our products, and thus are not required to be filed as exhibits pursuant to Item 601(b)(10)(ii)(b). We did not file the April 6, 2004 agreement with AutoZone because it is a “check-the-box” contract, which we do not believe would provide meaningful information to investors.
     We acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please direct any additional comments or inquiries with respect to this matter to the undersigned, via telephone at (310) 972-5141 or fax at (310) 347-4369. Thank you.
Sincerely,
/s/ David Lee
David Lee
Chief Financial Officer

cc:	Andri Boerman, Staff Accountant, United States Securities and Exchange Commission
Ruairi Regan, Esq., Staff Attorney, United States Securities and Exchange Commission
Jay Mumford, Esq., Staff Attorney, United States Securities and Exchange Commission